SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                          (Amendment No. 20)
                          --------------------



                        Interneuron Pharmaceuticals, Inc.
              -----------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.001 par value
            --------------------------------------------------------
                         (Title of Class of Securities)

                                  460573108
           ----------------------------------------------------------
                                 (CUSIP Number)

                Nadine Shaoul, D.H. Blair Investment Banking Corp.
                44 Wall Street, New York, NY  10005 (212) 495-4163
         ------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                 Authorized to Receive Notices and Communications)

                                 December 30, 1997
          -----------------------------------------------------------
            (Date of Event which Requires FIling of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box [ ].


Check the following box if a fee is being paid with this statement [ ].(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                             Page 1 of 5 pages

CUSIP No.  460573108                 13D                   Page 2 of 5 Pages



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       J. Morton Davis


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY


-------------------------------------------------------------------------------
   4   Source of Funds

       See Item #3 herein.

-------------------------------------------------------------------------------
   5 Check Box if Disclosure of Legal Proceedings is required pursuant to Items 2(d) or 2(e)


-------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       United States

--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            8,965,793
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             0
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             8,965,793
                 --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       0
--------------------------------------------------------------------------------
   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      10,466,958
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                         25.5%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*
                    IN

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.  460573108                 13D           Page 3 of 5 Pages



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       D.H. Blair Investment Banking Corp.


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY


-------------------------------------------------------------------------------
   4   Source of Funds

       See Item #3 herein.

-------------------------------------------------------------------------------
   5 Check Box if Disclosure of Legal Proceedings is required pursuant to Items 2(d) or 2(e)


-------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware

--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            0
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             8,711,337
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             0
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       8,711,337
--------------------------------------------------------------------------------
   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      8,711,337
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    21.2%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*
                    BD

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

                                                            Page 4 of 5 Pages

          J.  Morton  Davis and  D.H.  Blair  Investment  Banking  Corp.
          ("Blair Investment"), (together, the "Reporting Parties") hereby amend the following items in their statement on Schedule 13D relating to the common stock, $.001 par value ("shares") of Interneuron Pharmaceuticals, Inc. (the "Issuer") as follows:

Item 3. is hereby amended by adding the following new paragraphs thereto:

          Since the previously filed Schedule 13D, Amendment No. 19, dated May 1, 1996, Blair Investment used its general funds to purchase 1,800 shares for a total purchase price of $26,550.00.

          Since the previously filed Schedule 13D, Amendment No. 19, Rivkalex Corporation (1) used its general funds to purchase 20,000 shares at a total purchase price of $379,316.63.

          Since the previously filed Schedule 13D, Amendment No. 19, Rosalind Davidowitz used her personal funds to purchase an additional 1,800 shares at a total purchase price of $23,657.63

          Since the previously filed Schedule 13D, Amendment No. 19, Engex, Inc. (2) used its general funds to purchase 3,600 shares at a total purchase price of $139,050.00.

Item 4. is hereby partially amended by deleting the first sentence and substituting the following sentence therein:

          This Amendment is filed solely to report that Blair Investment has gifted a total of 600,000 shares to charitable foundations.

Item 5. (a) is hereby amended in its entirety as follows:

          As of December 30, 1997, Mr. Davis may be deemed to beneficially own 10,466,958 shares or 25.5% of the Issuer's shares issued and outstanding as follows: (i) 6,956 shares owned directly by Mr. Davis,
          (ii) 8,711,337 shares owned by Blair Investment, (iii) 247,500 shares owned by Engex,(iv) 323,300 shares owned by Rosalind Davidowitz, Mr. Davis' wife, (v) 677,865 shares owned by Rivkalex Corporation, and
          (vi) 500,000 shares held in the J. Morton Davis Retirement Annuity Trust ("the "Trust") of which Rosalind Davidowitz is trustee.

          As of December 30, 1997, Blair Investment may be deemed to beneficially own 8,711,337 shares or 21.2% of the Issuer's shares issued and outstanding as indicated in (ii) above.

Item 5. (b) is hereby amended in its entirety as follows:

          Mr. Davis has sole power to vote or to direct the vote, to dispose or to direct the disposition of those shares owned directly by him and those owned by Blair Investment. Rosalind Davidowitz has sole power to dispose or to direct the disposition of those shares owned directly by her, those owned by Rivkalex Corporation, and those held in the Trust. Voting and dispositive decisions regarding shares owned by Engex are made by Mr. Davis as Chairman of the Board of Engex.

Item 5. (c) is hereby amended by adding the following paragraph thereto:

          On December 30, 1997, Blair Investment made gifts of 300,000 shares, 100,000 shares, 100,000 shares, and 100,000 shares, respectively, to each of four charitable foundations. No other transactions were made in the Issuer's shares by the Reporting Parties in the previous sixty days.



_________________________________________________________________________
     (1) Rivkalex Corporation ("Rivkalex") is a private corporation owned by Rosalind Davidowitz. Filing of this statement shall not be deemed an admission by J. Morton Davis that he beneficially owns the securities attributed to Rivkalex, the Trust, or Rosalind Davidowitz for any purpose. J. Morton Davis expressly disclaims beneficial ownership of all securities held by Rivkalex, the Trust, or Rosalind Davidowitz for any purpose.
     (2) Engex, Inc. ("Engex") is an investment company registered under Section 8 of the Investment Company Act. Mr. Davis is reporting as a beneficial owner of the securities owned by Engex because of his role as investment advisor to Engex. Filing of this statement shall not be deemed an admission by J. Morton Davis that he beneficially owns the securities attributed to Engex for any purpose. J. Morton Davis expressly disclaims beneficial ownership of all securities held by Engex for any purpose.

                                                  Page 5 of 5 pages

                                   SIGNATURES

 After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.



                                              /s/ J. Morton Davis
Date:    January 5, 1998                   _____________________________
         New York, New York                  J. Morton Davis








                                       D.H. BLAIR INVESTMENT BANKING CORP.



                                              /s/ David Nachamie
Date:    January 5, 1998                  by_____________________________
         New York, New York                     David Nachamie
                                                Treasurer